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02003768

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SEC FILE NUMBER

8- 35996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY) 3-5-02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Public Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 N. Argonne Rd. Suite 202
(No. and Street)

Spokane, (City) WA (State) 99212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Ross (509) 892-5590
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Webster, P.S.
(Name — *if individual, state last, first, middle name*)

601 W. Riverside, Suite 1940 Spokane, WA 99201
(Address) (City) (State) (Zip Code)



PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02
SC

OATH OR AFFIRMATION

I, William Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Public Securities, Inc., as of December 31, x19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



NOTARY
PUBLIC
AUG. 23, 2003
STATE OF WASHINGTON

William R. Ross
Signature

President
Title

Shari A. Harber
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- XX (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 01 2002
WASH., D.C.

PUBLIC SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2001

WILLIAMS & WEBSTER PS
Certified Public Accountants
Bank of America Financial Center
W 601 Riverside, Suite 1940
Spokane, WA 99201
(509) 838-5111

PUBLIC SECURITIES, INC.

December 31, 2001

TABLE OF CONTENTS


Williams & Webster, P.S.
Certified Public Accountants

Williams & Webster, P.S.

Certified Public Accountants & Business Consultants
Bank of America Financial Center ♦ 601 W. Riverside, Suite 1940 ♦ Spokane, WA 99201-0611
509-838-5111 Fax: 509-838-5114 ♦ E-mail: wwpcpas@williams-webster.com

Board of Directors
Public Securities, Inc.
Spokane, Washington

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Public Securities, Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Securities, Inc. as of December 31, 2001 and the results of operations, stockholder's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 5, the Company has been under regulatory reviews concerning the reporting of revenue. It is not possible to predict at this time the extent of the Company's liabilities, if any, arising from these reviews.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
February 20, 2002

PUBLIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

CURRENT ASSETS		
Cash on hand and in bank	$	63,183
Securities owned, marketable at market value		422,276
Receivables from clearing broker		37,061
Accounts receivable		36,293
Prepaid expenses		1,250
TOTAL CURRENT ASSETS		560,063
PROPERTY & EQUIPMENT		
Property and equipment		54,472
Accumulated depreciation		(31,099)
TOTAL PROPERTY & EQUIPMENT		23,373
OTHER ASSETS		
Other investments		15,800
Deposits		200
TOTAL OTHER ASSETS		16,000
TOTAL ASSETS	$	599,436

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Due to Larkin cash account	$	1,203
Securities sold, but not yet purchased, at cost		848
Accrued income taxes		2,042
Accrued expenses and taxes payable		33,941
TOTAL CURRENT LIABILITIES		38,034
DEFERRED INCOME TAXES		4,541
COMMITMENTS AND CONTINGENCIES		35,000
STOCKHOLDER'S EQUITY		
Preferred stock, 100,000 shares authorized; $1.00 par; no shares issued and outstanding		-
Common stock, 10,000 shares authorized; $1.00 par; 3,794 shares issued and outstanding		3,794
Additional paid-in capital		234,497
Retained earnings		283,570
TOTAL STOCKHOLDER'S EQUITY		521,861
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	599,436

The accompanying notes are an integral part of these financial statements.

PUBLIC SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

REVENUES	
Commissions	$ 347,502
Other trading income	1,592,971
Interest and dividend income	12,635
Unrealized losses on securities	(45,725)
TOTAL REVENUES	1,907,383
EXPENSES	
Regulatory fees and expenses	18,813
Employee compensation	113,766
Professional services	32,132
Depreciation	13,454
Commission expense	1,650,359
Other operating expenses	36,976
TOTAL EXPENSES	1,865,500
INCOME BEFORE CORPORATE INCOME TAXES	41,883
Provision for income taxes	6,780
NET INCOME	$ 35,103

The accompanying notes are an integral part of these financial statements.

PUBLIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2001

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2001	$ 3,794	$ -	$ 104,737	$ 248,467	$ 356,998
Contributed capital in accordance with NASD regulation	-	-	129,760	-	129,760
Net income for the year ended December 31, 2001	-	-	-	35,103	35,103
Balance, December 31, 2001	$ 3,794	$ -	$ 234,497	$ 283,570	$ 521,861

The accompanying notes are an integral part of these financial statements.

PUBLIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	35,103
Adjustments to reconcile net income to cash flows provided from operating activities:		
Depreciation		13,454
(Increase) decrease in assets:		
Decrease in deposits with clearing broker		13,927
Increase in securities owned, marketable at market		(225,017)
Decrease in receivables from clearing broker		46,738
Increase in accounts receivable		(36,293)
Decrease in prepaids		1,328
Increase (decrease) in liabilities:		
Decrease in payables and accrued expenses		(79,558)
Decrease in contingencies		(22,500)
Decrease in accrued income taxes		(1,287)
Decrease in stock sold, but not yet purchased		(6,627)
Increase in deferred tax liabilities		656
NET CASH USED BY OPERATING ACTIVITIES		(260,076)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(4,371)
NET CASH USED BY INVESTING ACTIVITIES		(4,371)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution		129,760
NET CASH PROVIDED BY FINANCING ACTIVITIES		129,760
NET INCREASE IN CASH		(134,687)
Cash at beginning of year		197,870
Cash at end of year	$	63,183
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax paid	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

PUBLIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Public Securities, Inc. operates as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis. The Company is closely held and is located in Spokane, Washington. The Company makes markets for some currently emerging stocks and original issues, on both the wholesale and retail investment markets, and as such is open to some credit and market risks in the changing valuation of these issues.

Accounting Methods
The Company's financial statements are prepared using the accrual method of accounting.

Revenue Recognition and Related Expenses
The Company recognizes income from trades made and investing activities, including its portion of any shared commissions. All securities representatives of the broker-dealer are independent. Total commission expense recorded in 2001 was $1,650,359, which totals all commissions paid to the securities representatives.

Fair Value of Financial Instruments
The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, advances to affiliate, trade accounts receivable, investment in securities available-for-sale, restricted cash, accounts payable and accrued expenses and short-term borrowings. All instruments other than the investment in securities available-for-sale are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2001. Investment in securities available-for-sale is recorded at fair value at December 31, 2001.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of the Company.

Furniture and Equipment
Furniture and equipment was expensed in the year acquired and was immaterial in amount prior to 1996. Beginning in 1996, the Company capitalized furniture and began depreciating it over useful lives of five to seven years using an accelerated method of depreciation. Depreciation for the current year is $13,454.

Impaired Asset Policy
In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This new standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. Statement 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. This statement is effective beginning for fiscal years after December 15, 2001, with earlier application encouraged. The Company adopted SFAS 144 and does not believe that the adoption will have a material impact on the financial statements of the Company at December 31, 2001.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accrued Vacations
Vacations are not provided as a benefit from the Company and vacation pay when granted is charged to current operations.

Income Taxes
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

The Company's effective income tax rate is materially the expected federal statutory rate applied to net income after adjustments for non-deductible expenses for tax purposes. The provision for federal income taxes for the year ended December 31, 2001 is $6,780 which includes current taxes due of $6,124 and deferred tax liabilities, for differences in methods of depreciation, of $656. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At December 31, 2001, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

PUBLIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued

Securities Transactions

Related brokerage commissions are recorded on a trade date basis. The Company's securities transactions are settled by a clearing broker. The Company receives a predetermined percentage of commissions collected by its clearing broker and recognizes this amount as brokerage commissions. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Company's board of directors. The resulting difference between cost and market (or fair value) is included in income.

Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Pronouncements

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000, and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this standard has not had a material effect on the Company's results of operations or financial position.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 1,500 percent (15 to 1). At December 31, 2001, the Company had net capital of $413,917 which is $313,917 in excess of the net capital requirement of $100,000. The Company's net capital ratio was 18.54% percent. The Company is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers' securities.

NOTE 3 – CAPITAL STOCK, CONTRIBUTED CAPITAL

The authorized, issued and outstanding shares of capital stock at December 31, 2001 are as follows:

Common stock: 10,000 shares authorized; $1 par value; 3,794 shares issued and outstanding.

Preferred stock: 100,000 shares authorized; $1 par value; no shares issued and outstanding. Dividends are one percent per month and ten percent of net profits of the corporation, cumulative. The preferred stock is callable at 105 percent of face after one year, or at the election of the Company, any year thereafter.

Included in additional paid-in capital at December 31, 2001 is a capital contribution made in August, 2001 of $129,760. This contribution was made by the sole shareholder to maintain the Company's net capital requirements. NASD regulation requires this contributed capital to be maintained in the Company's additional paid-in capital for a period of one year.

NOTE 4 – LEASE AND RENTAL AGREEMENTS AND COMMITMENTS

The Company renewed its lease for two years in 2000 for office space at $2,554 per month. The lease expires on August 31, 2002 and is renewable at that time. Total payments in 2001 on this lease were $30,648. The total future lease commitment under current lease terms is $30,648 for 2002.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company's clearing broker extends credit to customers introduced to it by the Company. The Company is contingently liable for any customer trading account deficits with the clearing broker that the customer does not satisfy. The clearing broker and the Company seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The clearing broker and the Company also seek to control counterparty credit risk through the use of credit approvals, credit limits and collateral requirements.

The Company is further exposed to credit risk for receivables from the clearing broker when the Company is operating. Such credit risk is generally limited to the amount of the prior month's commissions receivable from the clearing broker.

The Washington State Department of Revenue is currently examining the Company's method of reporting revenue. At December 31, 1999, the Washington Department of Revenue has proposed a settlement of $7,961 for the year 1995. It is not possible to predict the Company's liabilities, if any, arising from these examinations, however, management has elected to allocate $35,000 towards this contingency.

PUBLIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 6 – RETIREMENT ACCOUNTS

The Company provides a simplified employee pension plan that covers all employees who are at least 27 years of age and who have been employed by the Company in at least 2 of the immediately preceding 5 years. Employer contributions are discretionary and are limited annually to the smaller of $30,000 or 15% of compensation. For the year ended December 31, 2001, the expense associated with this plan was $7,573.

The Company also made a cafeteria plan available to its employees in 2001. The employees can have a deduction taken from gross wages and placed into the plan.

NOTE 7 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with one financial institution in Spokane. Such amounts are not insured by the Federal Deposit Insurance Corporation as the amounts are held in a sweep account, attached to a money market account. At December 31, 2001, the Company's cash balances were $63,183. In addition, the Company clears its securities transactions through and has its securities held by another broker-dealer, Emmet A. Larkin Company, Inc. At December 31, 2001, Emmet A. Larkin Company, Inc. was holding $438,076 of the Company's securities.

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition as of December 31, 2001 is available for examination and copying at the office of the Company and at the Los Angeles, California, Pacific Regional Office of the Commission.

SUPPLEMENTAL INFORMATION

PUBLIC SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

TOTAL STOCKHOLDER'S EQUITY	$	521,861
Deductions:		
Haircuts on securities owned and under concentration		(67,005)
Non-allowable assets		(40,939)
NET CAPITAL	$	413,917
AGGREGATE INDEBTEDNESS		
Liabilities	$	76,727
TOTAL AGGREGATE INDEBTEDNESS	$	76,727
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Capital in excess of minimum requirment	$	313,917
Excess net capital @ 1500%	$	351,829
Excess net capital @ 1000%	$	372,525
Ratio of aggregate indebtedness to net capital		18.54%
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II (unaudited) Focus Report:	$	388,285
Increase in deferred tax liability for 2001		(656)
Prior year's unposted deferred tax liability		3,788
Increase in depreciation expense		(13,454)
Adjustment to estimated contingency		22,500
Decrease in value of property and equipment		13,454
NET CAPITAL	$	413,917



Williams & Webster, P.S.

Certified Public Accountants & Business Consultants
Bank of America Financial Center ♦ 601 W. Riverside, Suite 1940 ♦ Spokane, WA 99201-0611
509-838-5111 Fax: 509-838-5114 ♦ E-mail: wwpcpas@williams-webster.com

Independent Auditor's Report On Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Public Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Public Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Public Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the related practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure and its related practices and procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation to future periods is subject to risk that such may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on 17a-5 (g) under the Securities and Exchange Act of 1934, and should not be used for any other purposes.



Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

February 20, 2002

PUBLIC SECURITIES, INC.
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers"
and
Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Public Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Public Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of the Customers", as stated under exemption rule 153-3 (k) (2) (b).